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12010012

SECURI ... **IISSION**



SEC
Mail Processing
Section

JAN 05 2012

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 49913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___12/01/10___ AND ENDING ___11/30/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Netherland Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Rd., Suite 900
_____
(No. and Street)

Dallas   Texas   75230
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
_____
(Name – if individual, state last, first, middle name)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ J. Dale Netherland _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Netherland Securities, Inc. _____, as of _____ November 30 _____, 20 _11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSE A. MOSS
Notary Public, State of Texas
My Commission Expires
September 24, 2012

J. Dale Netherland
Signature

Chairman
Title

Rose A Moss
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETHERLAND SECURITIES, INC.

FINANCIAL REPORT

NOVEMBER 30, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Netherland Securities, Inc.

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. as of November 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of November 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
December 19, 2011

1


NETHERLAND SECURITIES, INC.
Statement of Financial Condition
November 30, 2011


ASSETS

Cash	$	72,329
Receivable from IRS		6,500
Clearing deposit		10,021
TOTAL ASSETS	$	88,850

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	1,333
Accrued expenses		1,917
TOTAL LIABILITIES		3,250

Stockholders' Equity

Common stock, $0.01 par value, 100,000 shares authorized, 34,000 shares issued and outstanding	340
Additional paid-in capital	63,623
Retained earnings	21,637
TOTAL STOCKHOLDERS' EQUITY	85,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 88,850

See notes to financial statements.   2

NETHERLAND SECURITIES, INC.
Statement of Income
Year Ended November 30, 2011

Revenue

Securities commissions	$ 599,594
Other revenue	70,441
TOTAL REVENUE	670,035

Expenses

Compensation and related costs	498,602
Clearing charges	25,364
Communications	14,165
Occupancy and equipment costs	20,564
Errors	184
Regulatory fees and expenses	13,610
Professional fees	52,977
Other expenses	80,138
TOTAL EXPENSES	705,604
Net loss before provision for income taxes	(35,569)
Provision for income taxes	
Current tax benefit - federal	4,875
NET LOSS	$ (30,694)

NETHERLAND SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended November 30, 2011

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at November 30, 2010	34,000	$ 340	$ 33,660	$ 52,331	$ 86,331
Additional capital contributed	-	-	29,963	-	29,963
Net loss	-	-	-	(30,694)	(30,694)
Balances at November 30, 2011	34,000	$ 340	$ 63,623	$ 21,637	$ 85,600

NETHERLAND SECURITIES, INC.
Statement of Cash Flows
Year Ended November 30, 2011

Cash flows from operating activities:

Net loss	$ (30,694)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in receivable from IRS	(6,500)
Increase in accounts payable	619
Decrease in accrued expenses	(9,720)
Decrease in income taxes payable	(800)
Net cash provided by operating activities	(47,095)

Cash flows from financing activities:

Additional capital contributed	29,963
Cash and cash equivalents at beginning of year	89,461
Cash at end of year	$ 72,329

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes - federal	$ 1,800
Income taxes - state	$ -
Interest	$ -

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Netherland Securities, Inc. (the Company) was organized in October 1996 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with the State of Texas. The Company's customers are primarily individuals located throughout the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Security Transactions</u>

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2011, open Federal tax years include the tax years ended November 30, 2008 through November 30, 2010.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2011, the Company had net capital and net capital requirements of $79,100 and $50,000, respectively. The Company's net capital ratio was 0.04 to 1.

Note 4 - <u>Related Party Transactions/Concentration of Revenue</u>

The two shareholders generated substantially all of the Company's revenue for the year ended November 30, 2011.

Note 5 - <u>Office Lease</u>

The Company currently leases office space on a month-to-month basis. The monthly lease payment is $1,714. Office rent for the year totaled $20,564 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2011, through December 19, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

NETHERLAND SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
November 30, 2011

Total stockholders' equity qualified for net capital	$	85,600
Total deductions and/or charges		6,500
Net Capital	$	79,100
Aggregate indebtedness		
Accounts payable	$	1,333
Accrued expenses		1,917
Total aggregate indebtedness	$	3,250
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	29,100
Ratio of aggregate indebtedness to net capital		.04 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of November 30, 2011 as filed by Netherland Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)

Board of Directors
Netherland Securities, Inc.

In planning and performing our audit of the financial statements of Netherland Securities, Inc. (the Company), as of and for the year ended November 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
December 19, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Netherland Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2011, which were agreed to by Netherland Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Netherland Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Netherland Securities, Inc.'s management is responsible for the Netherland Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended November 30, 2011, with the amounts reported in Form SIPC-7 for the year ended November 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
December 19, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _11-30_, 20_11_
(Read carefully the instructions in your Working Copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049913   FINRA   NOV   4/1/1997
NETHERLAND SECURITIES INC
12720 HILLCREST RD STE 900
DALLAS, TX 75230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _1008.33_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_562.81_)

      _6-9-11_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _445.52_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _445.52_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _27_ day of _DECEMBER_, 20_10_ _2011_

NETHERLAND SECURITIES, INC
_____
(Name of Corporation, Partnership or other organization)

Dale Netherland
_____
(Authorized Signature)

CHAIRMAN
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

PC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

14

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _12-1_ , 20 _10_
and ending _11-30_ , 20 _11_

Eliminate cents

$ __67 0035__

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising. printing. registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

   __- O -__

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   __235261__

   (2) Revenues from commodity transactions.

   (3) Commissions. floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   __25364__

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $___6080___

   Enter the greater of line (i) or (ii)

   __6080__

   Total deductions

   __266705__

2d. SIPC Net Operating Revenues

   $ __403 330__

2e. General Assessment @ .0025

   $ __1008-33__

15

(to page 1. line 2.A.)